UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2019 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--April 15, 2019--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 1Q19 production and volume sold.

1Q19 Production per Metal and 2019 Operating Guidance (100% basis)

	1Q19 (Actual)	FY 2019 (Estimated)		1Q19 (Actual)	FY 2019 (Estimated)

Gold (Oz.)			Silver (Oz.)
Orcopampa	5,949	75k - 90k	Uchucchacua	1,996,439	13.0M - 14.0M
Tambomayo	24,034	90k - 110k	El Brocal	764,388	4.5M - 5.5M
La Zanja	13,616	25k - 35k	Tambomayo	515,242	2.5M - 3.0M
Tantahuatay	26,273	150k - 170k	Julcani	658,715	2.2M - 2.5M
Yanacocha	144,423	510k*
El Brocal	3,417	25k - 30k
			Zinc (MT)
Lead (MT)			El Brocal	10,467	57k - 65k
El Brocal	5,031	22.0k - 26.0k	Uchucchacua	3,904	20k - 25k
Uchucchacua	2,959	22.0k - 26.0k	Tambomayo	2,506	6k - 8k
Tambomayo	1,946	4.0k - 5.0k
Julcani	241	0.9k - 1.0k

Copper (MT)
El Brocal	8,856	47K - 52K

* As announced by Newmont

1Q19 Production Comments

Gold Operations

  Orcopampa:

  1Q19 gold production was in line with budget.

  The 2019 guidance announced at the beginning of the year has not changed.
  Tambomayo:

  1Q19 gold, silver, zinc and lead production was in line with budget.

  The 2019 guidance announced at the beginning of the year has not changed.
  La Zanja:

  1Q19 gold production was in line with budget.

  The 2019 guidance announced at the beginning of the year has not changed.
  Tantahuatay:

  1Q19 gold production was in line with budget.

  The 2019 guidance announced at the beginning of the year has not changed.

Silver Operations

  Uchucchacua:

  1Q19 silver, lead and zinc production was below budget mainly due to the strike that lasted 21 days in January and the effect of the heavy rainy season during the first quarter.

  Silver and zinc production guidance has been reduced, however the mining plan has been adjusted (focus on areas with higher margins) in order to maintain its profitability.
  Julcani:

  1Q19 silver and lead production was in line with budget.

  The 2019 guidance announced at the beginning of the year has not changed.

Base Metals Operations

  El Brocal:

  1Q19 gold, silver, copper, lead and zinc production was below budget mainly due to the effect of the heavy rainy season during the first quarter. Production is expected to be recovered during the coming quarters.

  The 2019 guidance announced at the beginning of the year has not changed.

1Q19 Volume sold per Metal (100% basis)

1Q19 (Actual)
Gold (Oz.)
Orcopampa	2,367
Tambomayo	16,360
La Zanja	12,621
Tantahuatay	26,191
El Brocal	2,178

Silver (Oz.)
Uchucchacua	1,834,669
El Brocal	592,139
Tambomayo	399,251
Julcani	633,567

Lead (MT)
El Brocal	5,159
Uchucchacua	2,456
Tambomayo	1,551
Julcani	211

Zinc (MT)
El Brocal	9,387
Uchucchacua	3,402
Tambomayo	1,979

Copper (MT)
El Brocal	8,313

Realized Metal Prices

Gold (Oz)	1,301
Silver (Oz)	15.45
Lead (MT)	2,055
Zinc (MT)	2,813
Copper (MT)	6,122

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Contacts in Lima:
Leandro García, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   April 15, 2019